

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Robert Milligan
Chief Financial Officer
HEALTHCARE TRUST OF AMERICA, INC.
16435 N. SCOTTSDALE ROAD, SUITE 320
SCOTTSDALE ARIZONA 85254

> **Re: HEALTHCARE TRUST OF AMERICA, INC.**
> **Registration Statement of Form S-4**
> **Filed May 2, 2022**
> **File No. 333-264604**

Dear Mr. Milligan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tracy A. Bacigalupo, Esq.